JPMORGAN TRUST I

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

September 18, 2020

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”), on behalf of the
JPMorgan 100% U.S. Treasury Securities Money Market Fund (the “Fund”)
File No. 811-21295 and 333-103022

Dear Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on September 9, 2020 in connection with Post-Effective Amendment No. 621 under the Securities Act of 1933 (the “Securities Act”) (Amendment No. 622 under the Investment Company Act of 1940, as amended (the “Investment Company Act”)) to the Registration Statement on Form N-1A of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act on July 31, 2020 with respect to the Academy Class Shares of the Fund. For your convenience, we have restated your comments below followed by our responses. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

Comment 1: With respect to the fee table under the “Risk/Return Summary – Fees and Expenses of the Fund” section of the prospectus, please confirm that the fee waivers will be in effect for at least one year from the date of the prospectus and that the Fund’s service providers do not have the ability to recoup any such fee waivers and/or expense reimbursements under the Fund’s fee waiver agreement.

Response: The Trust hereby confirms that the waiver period will be in effect for at least one year from the effective date of the Registration Statement. In addition, the Trust confirms that, under the terms of the expense limitation agreement, the service providers do not have the ability to recapture any fee waivers and/or expense reimbursements made pursuant to and in accordance with such agreement.

Comment 2: The Staff notes that the SAI Part II contains disclosure regarding the potential impact of a negative interest rate environment on a money market fund’s ability to maintain a stable $1.00 share price. The disclosure further discusses potential actions a money market fund may take in response. Please disclose in the Prospectus what the Fund will do if interest rates go negative, as well as the basis for doing so and the effects on shareholders.

Please also explain, supplementally, how the Fund will calculate yield in a negative interest rate scenario. To the extent the current yield calculation is potentially unlikely to fairly reflect investor return expectations, please explain why, and consider adding additional contextual disclosure where appropriate.

Response: As the Fund is currently still considering the actions it will take in the event that interest rates go negative, and consistent with the Fund’s current outlook that such a scenario is not imminent, the Trust respectfully submits that it believes that adding the requested disclosure to the prospectus is not appropriate at this time.

Furthermore, the Trust is unable to provide a definitive statement on how the Fund will calculate yield in a negative interest rate scenario, as the Trust is still evaluating and this calculation will depend on the actions the Fund ultimately will take.

Notwithstanding the foregoing, the Trust notes that the Fund has included the following additional risk disclosure regarding the impact of low or negative interest rates in the “Interest Rate Risk” risk factor under the “The Fund’s Main Investment Risks” section of the prospectus:

During periods when interest rates are low or there are negative interest rates, the Fund’s yield (and total return) also may be low or the Fund may be unable to maintain positive returns or a stable net asset value of $1.00 per share.

In addition, the Fund has included the following additional risk disclosure regarding the impact of low or negative interest rates in the “Interest Rate Risk” risk factor under the “More About the Fund – Investment Risks” section of the prospectus:

The Fund may face a heightened level of interest rate risk due to certain changes or uncertainty in monetary policy. Certain countries have experienced negative interest rates on certain fixed-income securities. Negative or very low interest rates could magnify the risks associated with changes in interest rates. In general, changing interest rates, including rates that fall below zero, could have unpredictable effects on markets and may expose fixed-income and related markets to heightened volatility. During periods when interest rates are low or there are negative interest rates, the Fund’s yield (and total return) also may be low or the Fund may be unable to maintain positive returns or a stable net asset value of $1.00 per share, as applicable.

As a result, the Trust has not made any changes in response to this comment.

Comment 3: The “How Your Account Works” section of the prospectus includes disclosure that states that “Academy Securities, Inc. may impose policies, limitations and fees which are different than those described herein.” Briefly tell us about the policies, limitations and fees that Academy Securities, Inc. may impose, and address how these policies, limitations and fees are consistent with the disclosures and fund policies required pursuant to the Fund’s classification as a government money market fund under Rule 2a-7.

Response: The “How Your Account Works” section provides investors with information on how Academy Class Shares can be purchased and sold. The above referenced disclosure is limited to the disclosure under this section, which does not touch upon any of the Rule 2a-7 requirements specific to the Fund’s classification as a government money market fund. Further detail regarding the policies, limitations and fees that Academy Securities, Inc. may impose is provided elsewhere in this section of the prospectus. For example, as disclosed in the prospectus, Academy Securities, Inc. may have earlier cut-off times for purchase orders or may be closed at times when the Fund is open. Academy Securities, Inc. may also set its own minimum purchase, balance, eligibility or other requirements. Furthermore, Academy Securities, Inc. may charge investors a fee for transmitting purchase and sale orders to the Fund.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0152.

Sincerely,

/s/ Anthony Geron

Anthony Geron

Assistant Secretary

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